Exhibit 99
LETTER TO SHAREHOLDERS
Every year when I pick a theme for the annual report, I reflect on what is happening both within Progressive and across the world around us. My strong belief in meliorism aided in choosing the theme Empathy. There is solace in knowing that our efforts can have a very positive effect on our employees, customers, partners, communities, and shareholders. In addition to selecting the theme, it is always an enlightening experience for me to select an artist that accurately reflects what I am trying to portray to all our constituents.
At first blush, when the team presented this body of work, I saw what I thought were two different women (possibly friends or sisters). I thought the artwork was both interesting and beautiful because the different situations portrayed in the work brought out a variety of emotions. Upon realizing that the artist photographed the same woman, in a collection of scenarios over more than two decades, I was not only intrigued but it made me reflect on the fact that empathy starts with each and every one of us and can vary from day to day.
In the end, empathy is about caring for ourselves and each other in an uncertain world and trying to make positive improvements in a business where people rely on us to get back on their feet. We saw that many times over in 2024 and history tells us that we will need empathy more than ever and that was evident as we saw the California wildfires rage early on in 2025.
My hope and expectation is that the people of Progressive will rise to the occasion, again, in 2025, continue to show empathy for all those that we serve, and make progress along the way.
Understanding (by the numbers with some stories)
What we thought would transpire in 2023, actually happened in 2024. Well, to be fair, by the back half of 2023, we felt we were in a good position, and we used that momentum to catapult us to our success in 2024. Even with that tailwind, 2024 was nothing short of phenomenal. Actually, to be perfectly transparent, this may have been one of the best overall years in the history of Progressive, and I don’t say that lightly based on our many decades of success over the past nearly 90 years.
I am incredibly proud that the 66 thousand plus Progressive team did all that we could possibly do to onboard new customers and to take care of the customers that we have served for many years. We take adding every customer very seriously and treat them as we do our existing policyholders, as if they will be with us for decades as we continue on our path to become more of a destination company. In fact, compared to 2023, we added over 5 million policies in force in 2024. What a privilege to be able to serve all of our policyholders.
We ended 2024 with a companywide combined ratio (CR) of 88.8, which reflected our ability to have adequate rates that reflect our risks, favorable reserve development, and our ability to reduce operating expenses while increasing acquisition expenses to leverage our competitive position in the marketplace. We will continue to take the necessary measures to drive growth as we believe that we have yet to reach our zenith.
Our ability to continue to grow profitably lies in our approach to hiring well in advance of need in our high-volume service areas, such as claims and our call center consultants. These front-line employees are critical to our success, and I am so proud of what they do each day. I am honored to be able to hear, firsthand, stories of how our actions positively affect the lives of those we serve. I thought that I’d share a few accounts for you to get a better picture of the importance of our commitment to our customers.
Here is a recent note from a customer who paints the picture much better than my words and gives the rightful accolades to three of our claim professionals.
I was in a terrible car accident a year ago. My life was turned upside down and inside out. I wanted you to know that you have some of the most amazing, caring, compassionate, patient, respectful people I’ve ever dealt with. In a time in my life where I felt overwhelmed and frustrated, they (Emily, Anna and Kristen) made me feel safe, I could go on and on. In a world with little to no humanity, these women are the epitome of humanity. They made my situation 100% tolerable! They gave me peace...God Bless them...I will forever hold a place in my heart for these women.

I especially love hearing from consumers who, based on our service, desire to become future Progressive customers.
Dear Ms. Griffith,
Hope all is well. I am writing to express my sincere gratitude for all your help as well for the outstanding customer service I recently received from Leah in the Consumer help department. The knowledge, patience, willingness to assist was truly commendable and made significant positive impact to my customer service experience. The customer service I received from both of you exceed above a ten plus and I will be using Progressive Insurance in the future, when I buy my car. Thank you once again to you and Leah for the excellent service. May this 2025 New Year be filled with abundance and prosperity for both of you.
Lastly, we can’t do our work without reliance on many others, including mortgage lenders, who help our customers seal the deal with insurance when they buy a home. I loved this comment we received from a lender who summed up her experiences calling into Progressive like this:
“One call is a fluke with good customer service, two is a trend, three, obviously it’s a culture at Progressive.”
We must continue to make customer obsession our core focus and will invest in making sure we meet the needs and exceed the expectations of those customers.
During 2024, we wrote $74 billion of companywide net premiums written (NPW), which is an amazing 21% increase over the prior year. This growth came from an 18% increase in policies in force (PIF) and average written premium increases.
I’ll give some brief highlights of the functional areas because there are more details of each area under the Operations Summary section.
Our Personal Lines (PL) organization, which includes our personal auto, special lines, and personal property products, ended 2024 with a CR of 88.6 and NPW growth of 23%. Our PL PIFs grew 18% over the prior year, with personal auto growth leading the way at 22%. Given our strong profitability throughout the year, we were able to increase our companywide media spend 150%, compared to 2023, which greatly enabled us to strengthen our growth.
We continued to focus on de-risking our property book of business during the year and are ahead of plan. We ended 2024 in the black with a CR of 98.3 and, while not at our target profit margin, we are delighted in our trajectory and have very clearly signaled that getting to where we want to be will take time.
In Commercial Lines (CL), our NPW growth was 8% and very influenced by the macroeconomic environment. Our CR for 2024 was a solid 89.4. The wonderful part of our CL business is that we are very diversified across business market targets and when things slow down in one area, they typically pick up in another and we are able to quickly capitalize on that.
For a financial services company growing as fast as Progressive, it is incredibly important that we maintain a very strong capital position. In 2024, even as we saw premium growth of over 20%, we were able to redeem our outstanding preferred shares for $500 million in the first quarter, announce a $4.50 per share annual-variable dividend, and still finish the year with a debt-to-total capital ratio of 21.2%, which is near the lower end of our historical range.
The combination of strong profitability in our operating businesses along with the positive return in our investment portfolio allowed us to achieve these outcomes. We have no debt maturities until 2027 and will remain opportunistic regarding issuing debt in forthcoming years. We believe that entering 2025 with a robust capital position will serve us well as we encounter a dynamic insurance marketplace as well as a potential increase in financial market volatility.
In 2024, our investment portfolio saw a return of 4.6%. Our fixed-income return was 3.8% for the year and our equity portfolio returned 22.9%. While our capital position is strong, our investment portfolio remains in a conservative position to allow for potentially attractive investment opportunities in the future.

OUR FOUR CORNERSTONES
Because we have spoken about these for years, I’m confident that you are all familiar with our four cornerstones – who we are, why we are here, where we are headed, and how we will get there – as the construct Progressive uses to think about having a competitive advantage. Since these cornerstones are highlighted in their own section, I will not elaborate on them here. Rather, I will take this opportunity to give an update on how we executed on our Strategy over the last year, focusing on our four strategic pillars.
Our People and Culture
Every year, I’ve underscored that our success depends on our people. Our people and our culture are the driving force behind our strong long-term business results. To achieve our Vision, we need to grow and sustain a workplace culture that enables us to attract the best people and empower them to learn, grow, and reach their career aspirations in service to our customers. This is how we anticipate, understand, meet our customers’ needs and exceed their expectations.
Last year, I started this section of my letter by noting the way Progressive defines the terms diversity, equity, and inclusion. To level-set again, at Progressive, we recognize that people are individuals and that our differences are a source of strength; we appreciate that each of us wants and deserves to be treated fairly and afforded access to the resources and opportunities to learn, grow, and succeed; and we welcome, value, and respect our colleagues for who they are and what they bring to work each and every day. Over many years, we’ve committed to seeing, hearing, and knowing each other, learning from and with each other, and ensuring that every one of us lives by our shared Core Values in everything we do.
I’ve been asked whether we’ll retire the words diversity, equity, and inclusion, as these terms have taken on different meanings in different contexts outside our walls. To be sure, these aren’t the only words I could use to describe the value we place on being kind to each other, being open to new people and ideas, welcoming respectful disagreement, and capitalizing on our individual differences to make us stronger as a team. Regardless of the words we use, we’ll never change our commitment to each other and to sustaining a culture where every one of us can risk, learn, and grow.
Following is a brief description of our efforts to support our many and diverse people, nurture our inclusive culture, and contribute to the communities we’re proud to serve.
Our people reflect the customers we serve, and our leaders reflect the people they lead.
For us, “diversity” means far more to us than just race, ethnicity, and gender. It covers a host of visible and invisible traits, including work experience, communication style, physical ability, educational background, family status, and so much more. Some of these traits are, of course, more easily quantifiable than others. For that reason, we look at race/ethnicity and gender—demographics we’re required by law to track and report—to get a view of our overall workforce.
After multiple years of significant growth and hiring, the gender and racial demographics of our workforce closely aligned with the U.S. adult population at the end of 2024. This tells us that our recruiting and development efforts reach far and wide and that our work and culture are broadly attractive to candidates and fulfilling to our people. We’re confident that if our recruiting, retention, and development efforts are successful, and if we hire the best candidate for each of our openings, then we’ll naturally find diversity—in all its dimensions—in our candidate pools and, ultimately, in our workforce. And our outstanding business results tell us that we have the right people in the right roles, executing together in the right ways.
We believe our culture thrives when our people rise into leadership roles and inspire others to lead, and when our talent management and acquisition processes remove any barriers that women, people of color, people with disabilities, or others might face when seeking to advance into leadership roles. In this spirit, we’ve thoughtfully challenged ourselves to seek out diverse, highly qualified candidate pools and to invest broadly in talent development. We’re pleased that these deliberate efforts to broaden and deepen our candidate pools, driven by the goal of enabling our hiring managers to select the very best people to lead our organization, have proven successful in attracting and developing incredible leadership talent throughout Progressive. Again, we’ll hire the right people for the right roles, and we’ll judge our success by our business results.
We maintain a fair and inclusive work environment.
We’re committed to creating an environment where our people feel welcomed, valued, and respected. Inclusion focuses on the feelings of acceptance, security, and belonging.
One key measure of success is participation in one of our nine Employee Resource Groups (ERGs). Each ERG is open to all Progressive people. Over the past several years, our ERG membership grew faster than the growth of our employee population. Participation in ERG events is on the rise, as well, as 26% of employees attended an event in 2024, up from 19% in the prior year. The increase occurred for both members of an ERG and non-members. We have learned over the past several years that our ERG members are more engaged, more likely to stay at Progressive, and more likely to apply for promotions.
During a roundtable discussion of our Military Network ERG, members were able to share how Progressive’s Core Values translated to what they did in the military and how they have been able to draw on that to move forward in their careers. They also shared how Progressive, and the ERG, not only supported and understood those that served but extended that support to the military families. In one example, a military spouse was able to continue her career development journey despite having to relocate to six different states in about that many years due to a family member being deployed. This is just one of many instances of how we continue to foster an inclusive environment and encourage employees to bring their authentic selves to work each and every day.
For a fourth consecutive year, Progressive was named a Gallup Exceptional Workplace. We also received accolades as Fortune’s 2024 World's Most Admired Companies in the insurance sector (#5), Forbes America’s Best Employers for Women (#2), and Newsweek America’s Most Admired Workplaces (4.5 out of 5 stars), to name just a few of the 50 workplace-related awards bestowed upon Progressive in 2024.
Another important measure of our fair and inclusive work environment is our history of pay equity. For many consecutive years, our annual pay equity analysis has shown that for Progressive employees with similar performance, experience, and job responsibilities, women earned one dollar for every dollar earned by men, and people of color earned one dollar for every dollar earned by their white co-workers. We share the results of this analysis publicly on our website every year along with additional detail about our methodology.
We continue to take steps to enhance our support of employees who are impacted by natural disasters. Three years ago, we began a systematic approach to allow us to confirm the safety of employees in affected areas. Over that time, we have added clear disaster pay practices, offered disaster paid time off, provided emergency shelter, funded employee relief payments, and more. In 2024, we added $500 instant employee relief payments to provide for cash costs like gasoline and lodging during evacuations. This approach has helped Progressive employees remove themselves from harm’s way. In total, we invested almost $10 million in these employee relief efforts during 2024.
As we work to provide more offerings to help all Progressive employees live fully, in 2024, we launched three new pilot programs within the Financial Wellness space and laid the groundwork for another program to launch in 2025. These programs were developed based on feedback from employees, especially those in entry level roles. The pilot programs cover backup care for children, adults, and pets, student loan coaching, and support. During 2024, we also laid the groundwork to launch a Progressive 401(k) match for qualified student debt payments. Prior to the program’s official launch on January 1, 2025, we already had about 800 enrollments, which highlighted the enthusiasm for this new offering.
We contribute to our communities.
With a few exceptions, we’ve concentrated our community support to causes that align with our business—simply put, cars and homes.
We provide vehicles to veterans with our Keys to Progress® (KtP) program, help furnish homes for the homeless, and provide grants to small businesses. We also continued donations to the national organizations identified by our ERGs to help support the communities they represent.

In addition, The Progressive Insurance Foundation (Foundation) continued to increase employee participation for Name Your Cause® (NYC), an innovative and one-of-a-kind giving program. With NYC, each employee can recommend a charity of their choice to receive a fixed donation amount from the Foundation without a required donation by the employee. Not only has this form of equitable giving garnered praise from Progressive people, but it has further diversified the Foundation’s charitable footprint and increased employee recommendations from about 10% to nearly 40%.
We’ve committed to expanding our charitable giving levels to reach $25 million in 2025. We achieved this goal in 2024 and more than doubled our charitable giving to causes linked to reducing shelter insecurity, donating vehicles for veterans, and supporting employee-chosen causes they feel impact their communities the most.
One of our KtP recipient stories especially touched me this year. As a proud single mom of two incredible sons, Shaniece’s journey is one of incredible resilience, determination, and love. A former squad leader in the United States Marine Corps, she graduated in the top 10 of her company. Despite facing health challenges that led to her discharge, Shaniece has remained dedicated to her family and committed to overcoming life’s hurdles.
Living in California, she works tirelessly to provide for her family. With her 10-year-old attending school an hour away and her younger son needing frequent doctor’s appointments, the daily struggle to ensure their needs were met, while managing the challenges of unreliable transportation, became overwhelming. From flat tires to engine problems, she often found herself scrambling to borrow cars or arrange rides just to get through the day.
After receiving a vehicle through KtP, Shaniece shared an emotional update:
This car has already made such a profound difference in our lives. In just a short time, it has brought us stability, reliability, and a sense of freedom I haven’t felt in years. I no longer have to worry about how I’ll get my boys to school or myself to work, nor do I fear the stress of being stranded on the side of the road. The peace of mind this car has given me is something I will cherish every single day.
Your kindness has not only provided us with a vehicle but has also renewed my hope and belief in brighter days ahead. It’s an indescribable feeling to know that someone cared enough to make such an extraordinary impact on my family’s life. Please know that your efforts and compassion have truly changed our world for the better.
From the bottom of my heart, thank you. I will forever hold this blessing close and honor it by striving to pay your kindness forward whenever I can.
Spreading kindness is something our employees also embrace. One way they are able to do this is through our Volunteer Time Off (VTO) program that started in 2024 and recognizes that Progressive employees want to give their time to their community but may not always have the means – available paid time off – to do so. VTO provides the opportunity for employees to support 501(c)(3) charitable organizations in their community.
From food insecurity to housing, education, and more, how employees use their volunteer time off reflects their passion for a wide range of causes. During 2024, about 20% of our people participated with just over 80,000 of VTO hours used to support hundreds of organizations. Importantly, about 30% of Customer Relationship Management (CRM) consultants have participated in VTO. Our data shows that there is a disproportionate use of VTO among non-exempt and lower-tenured employees, which reassures us that our goal to empower those in lower-income brackets to be able to give back is working.
For CRM learning consultant Jill F., it was the devastating impact of hurricanes Helene and Milton that compelled her to volunteer in her community.
“While I was incredibly fortunate to experience only minimal damage, it got me thinking about how I could help those who weren’t as lucky. I decided to volunteer at my local FEMA pop-up drive-through, where people affected by the hurricanes could receive critically needed supplies,” Jill shares.
After volunteering, Jill felt called to continue helping in any way she could, so she began collecting donations for her community. When a friend turned their damaged restaurant into a temporary distribution center, she was able to bring four donation drop-offs, her truck overflowing with supplies each time.

As Jill puts it, “In times of need like these, it feels incredibly rewarding to be able to make a difference.”
Volunteering has always been close to my heart as well. In October, my team and I used our VTO and spent a day together at the Greater Cleveland Food Bank packing lunches for school children and weekend snacks for them to take home. It was awesome to spend a day together to help our neighbors who experience food insecurity. I’ve always found that volunteering brings out the empathy in me and this experience was no different.
Broad Needs of Our Customers
We continue to invest in becoming a destination company for our customers’ personal and small business insurance needs. With our customer commitment as our roadmap, we’re focused on making insurance easy, showing our customers we care, and giving them the confidence they’ve got the coverage they need at a fair price. We do this by enabling customers to shop, purchase, and service online, over the phone, or in person with one of our 40,000 plus independent agents.
Our HomeQuote Explorer® (HQX) and BusinessQuote Explorer® (BQX) platforms provide homeowners, condo, manufactured home, general liability, professional liability, workers’ compensation, and business owners’ policy (BOP) products. By offering our own manufactured products alongside products underwritten by a network of unaffiliated carriers, we’re providing customers more choice while taking the hassle out of shopping for insurance.
HQX continues to provide the option to purchase homeowners insurance online in 46 states and the District of Columbia. At the end of 2024, HQX was integrated with eight partner carriers, making it accessible to over 90% of quoted consumers.
In Commercial Lines, we continue to advance our strategy to meet the broader needs of business owners. BQX, which we introduced in 2019, serves business owners online and provides four products from 10 different carriers in both admitted and excess & surplus markets. We continue to invest in streamlining the customer experience by providing online purchasing capabilities for many product-carrier combinations. Recently we’ve added carrier capacity so our in-house agents can write cyber liability insurance.
We’ve also continued to expand the geographic reach of our BOP product, which at the end of 2024 was available in 46 states that represented an estimated 80% of the commercial multi-peril market, through our in-house agency or about 20,000 independent agents at that time. In addition to filling out our geographic footprint, we are also working to expand our risk appetite to new business classes for BOP, deploy ongoing product innovations, and enhance customer experience.
Our objective is to meet the changing insurance needs of our customers throughout their lifetime. We recognize that customers who purchase additional products from us are likely to stay with us longer so bundling to us includes personal auto insurance paired with home, specialty, or commercial products.
Leading Brand
We are proud to be the #2 personal auto insurance carrier in the U.S. for the third consecutive year. Our brand and marketing campaigns continue to motivate consumers to not only choose Progressive to help protect their possessions when they need it most but also to trust us to help them move forward and live fully.
Flo and her Squad are iconic and continue to resonate with consumers after all of these years. To remain relevant and novel, we continue to evolve the campaign, such as we did in 2024 when we leveraged the social norm of capturing content. In our ad titled “Unhidden Gems,” we showed a young woman in a pristine natural setting recording herself enjoying nature versus actually enjoying it. Through this and other spots, we tapped into the ever-familiar way that social media can crop out reality and proved that it works because the storytelling is “funny because it’s true.” The longevity and results of our Superstore campaign continually break industry norms and are a testament to our talented marketing team and the marketing agencies with which we partner.
Outside of the Superstore, in 2024, we supercharged our Dr. Rick campaign, which is built on an accepted human truth that we all become our parents one day and how buying a home can kick-start that process. The campaign, which continues to drive business growth, is exceedingly popular and has won both Effie awards that tout its marketing effectiveness and Cannes Lions for creativity. Dr. Rick is even enshrined in the Museum of Modern Art.

Similar to Flo, to appeal to new audiences, our favorite Parenta-Life coach also showed up in a lot of new places during 2024. He was featured on the television shows Hot Ones and Good Morning America, on billboards in key airports during the busy summer travel season, and he was even in Paris for the summer games. We believe that the relatability of Dr. Rick, along with placing the character in culturally relevant moments, helped drive further awareness of our Progressive brand.
In addition to our Superstore Squad and Dr. Rick characters, we leverage an integrated marketing approach to reach consumers in the right channel, at the right time, and with a meaningful message. Our new Football campaign, Back Up, is based on an insight that directly connects to the supporting role that Progressive wants to play in our customers’ lives. Progressive is your backup and can protect your things when you need it most. Through these ads, we convey that message to sports fans by highlighting well-known NFL backup quarterbacks. This campaign drove digital and social presence when and where consumers, especially football enthusiasts, wanted to hear from us.
In addition to these campaigns, we remain committed to creating marketing that authentically connects with broad audiences and further drives business results. To that end, our multicultural campaigns enable us to broaden our reach, and, during 2024, we developed our second campaign airing on Spanish language TV.
We did not stop there. You may recall that our Purpose states that Progressive exists to help people move forward and live fully. With that in mind, we launched our first campaign, Progress Isn’t Overnight, to communicate our Purpose along with our continued commitment to make a positive impact in our communities. While Progressive is traditionally known for its humorous ads, this campaign showed our heart and also promoted inclusive resonance and earned us multiple Best-in-Culture designations amongst Hispanic, Black, Asian, People with Disabilities, LGBTQ, and Caucasian audiences via the Association of National Advertiser’s CIIM (Cultural Insights and Impact Measure). In addition to the external recognition, Progressive employees shared over one hundred positive responses after they viewed this ad. One employee stated, “27 years in and my favorite ad thus far. Truly speaks to who we are as a company!!! Well done!!!” The positive results from this campaign, which centered on our Purpose, demonstrated that we can drive employee engagement, brand love, and quotes and proved that when we communicate the good we do for our communities it helps us do well in our business and create shareholder value in the long term.
With every campaign, every story, and every connection we make, we are not just selling insurance; we are building relationships, fostering trust, and making a positive impact in our communities. We are committed to pushing the boundaries of creativity and innovation, ensuring that Progressive remains a brand that people love and rely on and a company that they can count on in their time of need. Together, we will continue to help our customers, employees, and communities to move forward, live fully, and make a difference, and the best is yet to come.
Competitive Prices
The markets we serve are very competitive and price is a significant consideration for our customers and agents when switching to, or remaining with, Progressive. In aggregate, we target a 4% underwriting profit margin. Deriving our prices entails adding to that margin our acquisition costs (e.g., advertising costs and agent commissions), non-acquisition costs (e.g., policy services and overhead), loss adjustment expenses (e.g., claims representatives), and our largest cost, customer and claimant payments (i.e., loss costs). Our goal in handling claims is to do so as “accurately” as possible, meaning paying the right amount on every claim. We aspire to do so with high-quality customer service and also as efficiently as possible, to optimize loss adjustment expenses (LAE). Again, while delivering high-quality customer service, we work hard to lower our non-acquisition expense ratio (NAER) to facilitate competitive prices. Our acquisition costs are managed to efficiency standards and, as such, increase or decrease commensurate with our new policyholder acquisition.
We have made excellent progress reducing our cost structure. In 2024 alone, we lowered our PL vehicle NAER by 0.4 points and LAE by 0.5 points. Over the past decade, we have reduced our PL vehicle NAER by 2.8 points and LAE by 2.1 points. While competitors have also made progress on improving their cost structures, our continuous focus on efficiency has played a significant role in ensuring profitability and growth. In our PL property business, our NAER increased 0.3 points due, in part, to our investment in headcount and related compensation. Our Commercial Lines business has also made substantial headway on its cost structure. Our Commercial Lines auto products NAER was down 0.6 points in 2024, relative to 2023.

Industry leading pricing segmentation and underwriting is the other key tactic we employ toward our goal of ensuring our prices are competitive and accurate, meaning as closely tied to estimated loss costs as possible, and adequate, meaning we have great confidence we will hit our target combined ratios by product and geography on an annual and lifetime basis. We roll out our latest product models as quickly as we can. In our personal auto business, at year-end 2024, we had nearly 40% of countrywide premium on our latest product model and just over 30% on our previous version. We’ll start rolling out our next product model in mid-2025. We’ve also become more systematic in deploying underwriting efforts. We did so in 2023 in large part to help ensure profitability and be selective about the risks we took on, especially in markets where we were underpriced. In 2024, we have rolled that back substantially as we had achieved adequate rates in most markets and those roll-back efforts have helped fuel growth.
Markedly higher advertising spend in 2024 also helped fuel growth, especially in our direct channel. Advertising costs were up 150% companywide in 2024, which was the primary reason our PL total expense ratio rose 3.0 points in 2024, even with the reduction in NAER. We build advertising costs into our direct product, which helps ensure we recoup those advertising costs over the life of the direct policies, but we recognize the full advertising expense in the period incurred.
We expect the marketplace to continue to be very competitive and our competitors to pursue greater efficiency and improved rating and underwriting. Remaining competitive is dependent upon our own continuous improvement and we are quite focused on executing against all facets of our competitive prices strategy pillar going forward.
Living Fully
All in all, I could not be happier with how we closed out 2024. I feel like it was several years in the making due to all of the unforeseen circumstances with weather, inflation, and a variety of other disruptions. It was worth the wait to play out this year and to do what we do best – profitably grow and win in the right way. It took all of us together to fire on all cylinders and being in this position is such an incredible way to start 2025. I’m more enthusiastic than ever to forge ahead with our cogent strategy and ready to conquer whatever comes our way.
As I reflect on how empathy was present throughout our interactions, I can’t help but share a couple of examples of how Progressive employees rise to the occasion when they are needed most.
First is a testament to how we are there when and where customers need us the most. We all know that the new year began with extreme weather on both coasts of the United States. With devastating wildfires in California and winter storms throughout the south, our claim representatives once again rose to the challenge.
When an insured and his spouse arrived at our Burbank, California claims office, they told us how they watched their 16-year-old home burn to the ground and shared videos and photos of the extent of destruction the devastating fires had on their neighborhood. Our claim representatives in the office empathized with the insured’s frustration about the situation and extended their heartfelt sympathy to all of those affected by the fires. While the insureds appreciated our compassion, they were truly grateful for Progressive’s diligence and being present for the community as well as our timeliness in settling their claims. The insureds left the office happy to receive their payment digitally and once again expressed their satisfaction with our immediate response.
The following is a summary of a story that Karyl, a senior trainer, sent to me and shows how our employees truly embrace the Golden Rule Core Value when faced with hardships.
I am so blessed to be working for a company for 39 years that make family and employees a priority. This was never as prevalent as it was during the second half of 2024, when my 93-year-old mother was diagnosed with liver cancer. When I listen to your “Tricia in 2” monthly videos, you often talk about the three most important things to you of faith, family, and work, in that order. Despite the cancer growing quickly, my mother was never in pain, which she firmly believed was God answering her prayers. When the time came and my mother could no longer live alone, my training supervisor, Sheryl, and manager, Tracy, stepped right in to lighten my schedule and provided the love and support that I needed at that time to be able to focus on my mom. Their virtual impromptu check-ins not only showed that they cared about me and my family but that they too were my family. Sadly, my mom passed the Sunday before Thanksgiving, but we took solace in knowing that she was “going to church,” and I was never so thankful as to have the support of my work family during this trying time.

I think these stories and the interaction between our people and with our customers sums it up. We had a terrific year on the business front and made sure we took care of others. That gives us the fuel to continue to rely on our Core Values in all that we do.
Stay well and be kind to others,
/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer